KW 3/9

13014039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

Washington DC
405

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SEC FILE NUMBER
8- 52951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMC Bonds L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 14th Fl.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart R. Henderson 646-237-4313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart R. Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMC Bonds L.L.C., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stuart R. Henderson
Signature

CFO
Title

Mary F. Rodriguez
Notary Public

Mary F. Rodriguez
Notary Public, State of New York
No. 01RO6021739
Qualified in Queens County
Commission Expires March 22, 20 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TMC Bonds L.L.C.

We have audited the accompanying statement of financial condition of TMC Bonds L.L.C. as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TMC Bonds L.L.C. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company, LLP
Certified Public Accountants

February 14, 2013
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

TMC BONDS L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$33,203,984
Receivables:	
Brokers and dealers	4,960,817
Computer software and hardware (net of accumulated depreciation of $2,549,826)	1,486,370
Office facilities and equipment (net of accumulated depreciation of $521,466)	360,130
Other assets	719,222
TOTAL ASSETS	$40,730,523

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due from brokers and dealers	$ 260,119
Accounts payable and accrued liabilities	6,091,659
TOTAL LIABILITIES	6,351,778
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	34,378,745
TOTAL LIABILITIES AND MEMBER'S EQUITY	$40,730,523

The accompanying notes are an integral part of this financial statement

TMC BONDS L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TMC Bonds L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. In January 2010, the Company became a direct member of the clearing house, self-clearing all broker dealer transactions in municipal and corporate security transactions. All other security transactions clear through a clearing broker-dealer on a fully disclosed basis. In October 2012, the Company ceased clearing for itself and now clears all transactions through Pershing LLC on a fully disclosed basis.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade date basis. Commissions represent the spread earned on matched principal transactions.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to seven years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As a partnership, no provision for federal or state taxes is required.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company has entered into obligations under three operating leases that will expire in 2019, 2013 and 2017. Under the first agreement, the Company was required to obtain a letter of credit. The Company obtained a letter of credit in the amount of $387,182 in lieu of a cash security deposit. Under the second agreement, the Company was also required to obtain a letter of credit in the amount of $129,135 in lieu of a cash security deposit. Under the third agreement, the company made a cash security deposit of $6,206. At December 31, 2012, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

OPERATING LEASES - continued

2013	$ 926,806
2014	660,397
2015	660,397
2016	660,397
2017	641,278
Thereafter	931,444
Total	$4,480,719

Total rent expense for 2012 was $899,685 including operating expenses.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

DEFERRED COMPENSATION

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of the Company. In 2012, there was no activity in the plan.

NOTE 3 - EMPLOYEE BENEFIT PLAN

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2012 could defer up to $16,500 for the year, in addition to a $5,500 catch-up contribution for employees 50 years of age or older.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company cleared some securities transactions through a broker-dealer affiliate of one of the Members. The Company incurred $191,003 of clearing fees during the year. As of December 31, 2012, the Company no longer clears any transactions through this broker-dealer.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2012, the Company had net capital of $30,405,740 which exceeded the requirements by $29,999,629.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - DEFERRED TAX ASSETS

For New York City unincorporated business tax the Company recognizes deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of unused tax losses. Deferred tax assets are recognized only to the extent that it is probable that they will be utilized. At December 31, 2012, the Company has a deferred tax asset which is fully reserved for due to uncertainty of collectability. Tax differed assets utilized in 2012 amounted to $252,000.

NOTE 8- FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The level of the fair value hierarchy under FASB, ASC 820 are described as follows:

NOTE 8- FAIR VALUE MEASUREMENTS - continued

Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liabilities, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost is as follows:

Cash- The carrying value approximates fair value due to the short maturity of these instruments.

Receivables- The carrying value of all receivables approximates fair value due to the short maturity of these assets.

All other assets and liabilities carried at cost- The carrying value of all other assets and liabilities carried at cost approximates their fair value due to the short maturity of these assets and liabilities.

The fair value of any assets listed below as of December 31, 2012 are based on adjusted, quoted prices in active markets as of the measurement date (Level I inputs).

Cash and cash equivalents	$33,203,984
Receivables: Brokers and dealers	$ 4,960,817

NOTE 9- SUBSEUQENT EVENTS

The Company has evaluated subsequent events from January 1, 2013 through February 14, 2013, the date which the financial statements are available to be issued, and has determine that there were no material events.